Exhibit 3.6

TRULIA, INC.

BYLAWS AMENDMENT

1.	Pursuant to the December 15, 2005 Action by Written Consent of the Board of Directors of Trulia, Inc., Article III, Section 3.2 of the Bylaws of Trulia, Inc. is hereby amended to read in its entirety as follows:

NUMBER OF DIRECTORS.

“The number of directors of the corporation, which initially shall be five (5), shall be determined by resolution of the board of directors, by the stockholders at the annual meeting of the stockholders, or until changed by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders, except as otherwise provided in these bylaws, and each director elected shall hold office until the successor of such director is elected and qualified.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”